SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 January 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Directorate Change

Exhibit No: 99.1

14 January 2016

InterContinental Hotels Group PLC

Tracy Robbins to step down as EVP of Human Resources

14 January 2016 - InterContinental Hotels Group (IHG) [LON: IHG, NYSE: IHG (ADRs)] today announces that Tracy Robbins is to step down from the Board and her role as Executive Vice President of Human Resources on 15 January 2016, due to health reasons.

Patrick Cescau, Chairman of IHG commented: "On behalf of the Board, I want to thank Tracy for her long-standing contribution to IHG, most recently as a Board member and Executive Vice President, Human Resources. Tracy joined IHG 10 years ago and, through her broad experience, passion for people and strong commitment to developing talent, has played an important role in the company's success. I wish her all the best for the future."

Richard Solomons, Chief Executive Officer of IHG commented: "Tracy has made an enormous contribution to IHG being recognised as an employer of choice around the world and has been a valued member of the Executive Committee. She led the development of an award-winning global Employer Brand and led the development of our company values which inspire the 350,000 people who work across our hotels and corporate offices globally.

Tracy Robbins, EVP, Human Resources of IHG commented: "It has been a great privilege to have spent 10 years of my career at IHG and serve on the Board. I am proud of the role I have played, together with my talented colleagues across the world, in making IHG such an attractive employer. I leave confident in the knowledge there is real talent across the organisation and look forward to seeing the business go from strength to strength."

ENDS

Enquiries:

Investor Relations (Catherine Dolton; Matthew Woollard): +44 (0) 1895 512176
Media Relations (Yasmin Diamond; Zoë Bird): +44 (0) 1895 512008

Notes to Editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 90 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg,www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 January 2016